Exhibit No. 3

                                   May 5, 1997

The Board of Directors
Mitchell Bancorp, Inc.
210 Oak Avenue
Spruce Pine, NC  28777

Gentlemen:

     I have reviewed your two page news release re: March quarter results. I see some errors.

     In the box "Consolidated Balance Sheet" the right side
column should be dated March 31, 1997.  Also, paragraph 3 of the text states "declared and paid a $.02 per share dividend...."
This should read $.20.

     I have some questions and comments concerning your quarterly results. This quarter was better than those previous. Ratio of net interest income to G&A is now up to 2.29, best of last 4 quarters. Ratio of G&A to assets, and efficiency ratio, similarly improved. ROA now up to 1.70% (annualized) and capital ratio reduced (slightly) to 40%. While NPA's are declining, slowly, they remain too high at 2.06%.

     The ROE remains paltry, at only 4.2% (annualized for the March quarter). You simply must dump capital. I urge that you pay a larger regular dividend and declare a substantial special dividend. The completed stock repurchase, while appropriate, has reduced your capital ratio to only 38.4% presently. You have tons of remaining capital to share with shareholders.

     Our stock price continues to levitate - now at 106% of book.
It trades at a very full PE ratio of 25 times earnings (based upon recent quarterly rate of $.16). The market certainly anticipates, and fully expects, your capital management enhancements. I hope you won't disappoint.

     You must know what month you will hold your special meeting.
Is it July or August (anticipated)?

     At 3/31/97, how much of your $20.3 million in deposits were in C.D.'s?

     I look forward to your reply.

                           Very truly yours,

                           Jerome H. Davis
                             (signature)

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